Exhibit 99.1

Regulated information	10 June 2015

Galapagos DARWIN 1 and 2 studies have completed

24 weeks of treatment

•	Last of 886 enrolled rheumatoid arthritis (RA) patients have completed the 24 week visit

•	Topline results from final analyses expected to be released in July and August 2015

Mechelen, Belgium; 10 June 2015 - Galapagos NV (Euronext & NASDAQ: GLPG), a clinical stage biotechnology company focused on developing novel mode of action medicines, announces that the last RA patients in its DARWIN 1 and 2 dose finding studies with filgotinib have completed their final visit. This triggers the clinical research organization’s process of last 24 week data collection from both studies, to be followed by final database lock and analysis. Galapagos expects to announce topline results in late July (DARWIN 1) and in August (DARWIN 2) 2015.

The last patients in the studies have completed treatment and have now rolled over to DARWIN 3, the open-label, long-term extension study with filgotinib.

Results at 12 weeks

The DARWIN 1 and DARWIN 2 studies both met their primary endpoint at 12 weeks of treatment with the selective JAK1 inhibitor filgotinib. Patients in both studies showed improvements in signs and symptoms of active RA and both studies met key efficacy endpoints at 12 weeks of treatment with filgotinib: statistically significant ACR50 scores were achieved with all dose levels and dose regimens, and statistically significant improvement in DAS28(CRP) was seen within one week. Filgotinib was also well tolerated and showed a differentiated safety profile at 12 weeks in RA patients. Hemoglobin levels increased, consistent with JAK1 selectivity.

Completion 24 weeks

Filgotinib has now been evaluated in a global Phase 2B program (DARWIN 1, 2 and 3) in 886 RA patients. Topline results from 24 weeks’ treatment in DARWIN 1 and 2 will include efficacy scores and unblinded lab and safety information.

“We really look forward to the 24 weeks’ topline results starting in July,” said Dr Piet Wigerinck, Chief Scientific Officer of Galapagos. “After having met the primary endpoint and secondary endpoints in both studies at 12 weeks, with a differentiated safety picture, we eagerly anticipate seeing how well this potential best-in-class profile holds up with 24 weeks’ treatment. Knowing that 98% of eligible patients who completed DARWIN 1 and 2 also enrolled in DARWIN 3 gives confidence, as investigators and patients saw benefit in continuing treatment with filgotinib.”

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, with a pipeline comprising three Phase 2 programs, two Phase 1 trials, five pre-clinical studies, and 20 discovery small-molecule and antibody programs in cystic fibrosis, inflammation, and other indications. In the field of inflammation, AbbVie and Galapagos signed a collaboration agreement for the development and commercialization of filgotinib. Filgotinib is an orally-available, selective inhibitor of JAK1 for the treatment of rheumatoid arthritis and potentially other inflammatory diseases, currently in Phase 2B studies in RA and in Phase 2 in Crohn’s disease. Galapagos reported good activity and a favorable safety profile at 12 weeks in both the DARWIN 1 and 2 trials in RA. AbbVie and Galapagos also signed a collaboration agreement in cystic fibrosis to develop and commercialize molecules that address mutations in the CFTR gene. Potentiator GLPG1837 is currently in a Phase 1 trial, and corrector GLPG2222 is at the pre-clinical candidate stage. GLPG1205, a first-in-class inhibitor of GPR84 and fully-owned by Galapagos, is currently being tested in a Phase 2 proof-of-concept trial in ulcerative colitis patients. GLPG1690, a fully proprietary, first-in-class inhibitor of autotaxin, has shown favorable safety in a Phase 1 trial and is expected to enter Phase 2 in idiopathic pulmonary fibrosis. The Galapagos Group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More info at www.glpg.com

CONTACT

Galapagos NV

Elizabeth Goodwin, Head of Corporate Communications & IR

Tel: +31 6 2291 6240

ir@glpg.com

Galapagos forward-looking statements

This release may contain forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “may,” “will,” “could,” “stands to,” “continues,” “we believe,” “we intend,” as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities, regulatory approval requirements and estimating the commercial potential of our product candidates. A further list and description of these risks, uncertainties and other risks can be found in the company’s Securities and Exchange Commission filing and reports, including in the company’s prospectus filed with the SEC on May 14, 2015 and future filings and reports by the company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

2